UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 4, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

Loss-of-life incident at Joel mine
Day of safety declared at all South African operations

Johannesburg, Wednesday, 4 June 2025. Harmony Gold Mining Company Limited (“Harmony”) regrets to announce a loss of life due to a fall of ground at its Joel mine in the Free State province. All relevant authorities, family members, and colleagues have been informed.

“We are devastated by another loss of life and extend our heartfelt condolences to the families, friends and colleagues of our beloved employee. We are like a family at Harmony; we care deeply about each person. Our safety strategy and culture include both systemic and humanistic factors and controls. These controls are designed to avoid incidents, protect our employees and have to be adhered to at all times. No working area will be accessed unless it has been declared safe”, said Beyers Nel, chief executive officer of Harmony.

The 5th of June 2025 has been declared a Day of Safety across all Harmony’s South African operations to engage with the Company’s employees and stakeholders, and to reflect on the Company’s safety practices at each of its mines.

“Our Day of Safety is not simply a pause, it is a call to action”, concluded Nel.

Ends.

For more details contact:

Chipo Morapedi-Mrara
Head of Communications
+27 (0)60 571 0797

Mashego Mashego
Executive Director:
+27 (0)82 767 1072

4 June 2025

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 4, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director